[Letterhead of SUPERVALU INC.]
October 6, 2010
H. Christopher Owings
Assistant Director
Division of Corporation Finance, Mail Stop 3561
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	SUPERVALU INC. Form 10-K for the Fiscal Year Ended February 27, 2010 Filed April 26, 2010 Definitive Proxy Statement on Schedule 14A Filed May 12, 2010 File No.: 1-5418
Dear Mr. Owings:
On behalf of SUPERVALU INC. (the “Company” or “SUPERVALU”), this letter is in response to your comment letter dated September 22, 2010 with respect to the above referenced matters. The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs in the Staff’s letter. We appreciate the Staff’s comments.
Form 10-K for the Fiscal Year Ended February 27, 2010
Exhibits
1.	We note your reference in response to comment 1 of our letter dated August 23, 2010 to the language in Item 601(b)(4)(ii). However, Item 601(b)(4) as a whole applies to instruments that define the rights of security holders, and your exhibits 4.9 through 4.11 do not define the rights of security holders. Therefore, please confirm that going forward you will file all such credit facilities, including exhibits, schedules and appendices thereto, under Item 601(b)(10) of Regulation S-K.
Response:
Based on the Staff’s comment, we confirm that going forward we will file all such credit facilities, including exhibits, schedules and appendices thereto, under Item 601(b)(10) of Regulation S-K.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 17

Annual Cash Incentive, page 23
2.	In response to comment 4 of our letter dated August 23, 2010, you state that the compensation goals for Corporate Cash Flow and Business Unit Inventory Days Supply were not considered to be material to an understanding of the compensation for the corporate executives for the prior year and were therefore not disclosed. In light of your disclosure that each accounts for 20% of the applicable executives’ incentive compensation, please provide us with the analysis upon which you based your determination that these goals were not material. Alternatively, please confirm that you will disclose these and similar compensation goals in future filings.
Response:
Corporate cash flow comprised only 20% of the annual incentive potential for corporate executives under the annual cash incentive plan for fiscal 2010. If each goal established under the annual cash incentive plan for corporate executives had been achieved at the target (100%) level for fiscal 2010, the amount of incentive compensation paid to Named Executive Officers who were corporate executives pursuant to the corporate cash flow goal would have comprised only 3.2% to 7.12% of the total target compensation for such officers. Therefore, the Company believes that the corporate cash flow goal was not material to an understanding of the Company’s compensation policies and decisions regarding these Named Executive Officers in fiscal 2010.
Business unit inventory days supply comprised only 20% of the annual incentive potential for retail/supply chain executives under the annual cash incentive plan for fiscal 2010. If each goal established under the annual cash incentive plan for retail/supply chain executives had been achieved at the target (100%) level for fiscal 2010, the amount of incentive compensation paid to the Named Executive Officer who was a retail/supply chain executive pursuant to the business unit inventory days supply goal would have comprised only 6.97% of the total target compensation for such officer. Therefore, the Company believes that the business unit inventory days supply goal was not material to an understanding of the Company’s compensation policies and decisions regarding this Named Executive Officers in fiscal 2010.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss with you any additional questions the Staff may have regarding the Company’s disclosure. If you have any questions, please call me directly at 952-828-4082 or Todd Sheldon at 952-828-4062 or Rachel Friedenberg at 952-996-8332.
Sincerely,
/s/ Todd N. Sheldon

Todd N. Sheldon
Vice President, Legal Services and
Corporate Secretary